UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A

CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001- 439124

AXIA Energia S.A.

(Exact name of registrant as specified in its charter)

Avenida Graça Aranha, 26 Centro, ZIP Code 20030-900 Rio de Janeiro, RJ, Brazil Tel: +55 21 2514-6435

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common American Depositary Shares, each representing one common share Class C Preferred American Depositary Shares, each representing one Class C preferred share

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒	Rule 12h-6(d) ☐
(for equity securities)	(for successor registrants)
Rule 12h-6(c) ☐	Rule 12h-6(i) ☐
(for debt securities)	(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A. AXIA Energia S.A. (the “Company”) became subject to reporting obligations under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the listing on the New York Stock Exchange (the “NYSE”) of American Depositary Shares (“ADSs”) representing its common shares (the “Common Shares,” and the ADSs representing the Common Shares, the “Common ADSs”) and its Class “B” preferred shares (the “Class B Preferred Shares,” and the ADSs representing the Class B Preferred Shares, the “Preferred ADSs”), on September 26, 2008, in connection with which the Company filed a registration statement on Form 20-F . The Company’s Class B Preferred Shares and Preferred ADSs were exchanged in a mandatory exchange offer (the “Exchange Offer”) for the Company’s Class “B1” preferred shares (the “Class B1 Preferred Shares”) or Class “B1” preferred ADRs (the “Class B1 Preferred ADSs”), as applicable, on December 22, 2025. The Exchange Offer was exempt from registration under the U.S. federal securities laws by Section 3(a)(9) of the Securities Act of 1933, as amended. Following and as a result of the Exchange Offer, the Preferred ADS ceased trading on the NYSE and the Class B1 Preferred ADS began so trading. The NYSE filed a Form 25-NSE with the U.S. Securities and Exchange Commission (the “SEC”) on December 29, 2025, with regard to the Exchange Offer and the Class B Preferred ADSs

On December 12, 2025, the Company filed a registration statement on Form F-6 with respect to the ADSs representing the Company’s Class “C” preferred shares (the “Class C Preferred Shares,” and the ADS representing the Class C Preferred Shares, the “Class C Preferred ADSs”) with the SEC, which was declared effective on December 23, 2025.

On April 1, 2026, the Company’s shareholders approved the Company's migration to the Novo Mercado listing segment of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) and, as a result, the exchange of the Class B1 Preferred Shares into Common Shares (the “Common Share Exchange”).

On June 10, 2026, the holders of the Class B1 Preferred Shares and Class B1 Preferred ADS received Common Shares and Common ADS, as applicable, following the completion of the Common Share Exchange. On the same date, the NYSE filed a Form 25-NSE with the SEC with respect to the Class B1 Preferred ADSs, and, on June 22, 2026, the Company filed a Form 15F with respect to such ADSs.

B. The Company has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and corresponding SEC rules for the 12 months preceding the filing of this Form 15F. The Company has filed at least one annual report under Section 13(a) of the Exchange Act.

Item 2. Recent United States Market Activity

The Common Shares and Class C Preferred Shares (collectively, the “Shares”) , the Common ADSs and the Class C Preferred ADSs have not been sold in the United States in a registered offering under the Securities Act of 1933, as amended, during the 12 months preceding the filing of this Form 15F.

Item 3. Foreign Listing and Primary Trading Market

A.                  The Company currently maintains the listing of the Shares in the Novo Mercado listing segment of B3, located in Brazil. Such foreign exchange is the primary trading market of the Shares.

B.                  The Common Shares started trading on the B3 on September 7, 1971 and the Class C Preferred Shares started trading in the B3 on December 22, 2025. The Common Shares have traded in the B3 for at least the 12 months preceding the filing of this Form 15F. The Company has maintained the listing of the Shares since the initial date of listing.

C.                  The percentage of trading of the Common Shares and Class C Preferred Shares that occurred in the B3 for the most recent 12-month period was 87.17% and 12.83%, respectively.

Item 4. Comparative Trading Volume Data

Not applicable.

Item 5. Alternative Record Holder Information

As of July 31, 2026, there were 34 record holders of the Company’s Common ADSs and 22 record holders of the Company’s Class C Preferred ADSs in the United States. The Company relied on information from Citibank, N.A. and The Depository Trust Company to determine the number of holders of its equity securities.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A. The Company published notice of its intent to terminate its duty to file reports under Section 13(a) and Section 15(d) of the Exchange Act on July 6, 2026, furnished to the SEC on Form 6-K via EDGAR on the same date.

B. This notice was disseminated in the United States through the Company’s Investor Relations website at https://ri.axia.com.br/en/, which serves as the Company’s customary channel for broad distribution of its press releases.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

The Company will publish the information required under Rule 12g3-2(b)(1)(iii) on its website, https://axia.com.br/en/.

PART III

Item 10. Exhibits

None.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, AXIA Energia S.A. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, AXIA Energia S.A. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

Date: August 7, 2026

AXIA Energia S.A.

By:	/s/ Eduardo Haiama
Name:	Eduardo Haiama
Title:	Vice-President of Finance and Investor Relations